Frame Me, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2024

Balance Sheet (Detailed) - By month Jan 2024 - Dec 2024

Frame Me

Balance Sheet
Accrual

By intervals	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Dec 2024
Assets												
Current Assets												
Cash												
10010 Bank Account - Meow -- Account 7500	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	20,000.00	40,033.56
10011 Bank Account - Meow -- Primary Account	0.00	0.00	88.23	8.38	8.62	110.92	305.24	578.89	5,737.75	2,528.52	8,530.92	15,493.67
10012 Bank Account - Chase -- BUS COMPLETE CHK	0.00	0.00	0.00	0.00	0.00	0.00	2,200.00	200.00	197.50	96.47	81.47	10,056.48
10910 Bank Transfers in Transit: Clearing	0.00	0.00	0.00	80.00	80.00	80.00	80.00	80.45	80.45	80.45	468.45	468.45
Total Cash	**0.00**	**0.00**	**88.23**	**88.38**	**88.62**	**190.92**	**2,585.24**	**859.34**	**6,015.70**	**2,705.44**	**29,080.84**	**66,052.16**
13200 Security Deposits	0.00	0.00	0.00	0.00	0.00	0.16	0.16	0.16	0.16	0.16	0.16	0.16
Total Current Assets	**0.00**	**0.00**	**88.23**	**88.38**	**88.62**	**191.08**	**2,585.40**	**859.50**	**6,015.86**	**2,705.60**	**29,081.00**	**66,052.32**
Total Assets	**0.00**	**0.00**	**88.23**	**88.38**	**88.62**	**191.08**	**2,585.40**	**859.50**	**6,015.86**	**2,705.60**	**29,081.00**	**66,052.32**
Liabilities												
Current Liabilities												
Credit Card Payable												
21001 Brex -- Brex Card Account Payable	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	3,101.85
Total Credit Card Payable	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**3,101.85**
Total Current Liabilities	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**3,101.85**
Total Liabilities	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**3,101.85**
Equity												
32000 SAFE	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	10,000.00	10,000.00	80,501.43
Equity - Other												
35000 Equity - Other	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	40,000.00	40,000.00
Total Equity - Other	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**40,000.00**	**40,000.00**
Previous Earnings	0.00	0.00	0.00	88.23	88.38	88.62	191.08	2,585.40	859.50	6,015.86	-7,294.40	-20,919.00
Current Period Earnings	0.00	0.00	88.23	0.15	0.24	102.46	2,394.32	-1,725.90	5,156.36	-13,310.26	-13,624.60	-36,631.96
Total Equity	**0.00**	**0.00**	**88.23**	**88.38**	**88.62**	**191.08**	**2,585.40**	**859.50**	**6,015.86**	**2,705.60**	**29,081.00**	**62,950.47**
Liabilities & Equity	**0.00**	**0.00**	**88.23**	**88.38**	**88.62**	**191.08**	**2,585.40**	**859.50**	**6,015.86**	**2,705.60**	**29,081.00**	**66,052.32**

Prepared by: Frame Me

Income Statement (Detailed) - By month Jan 2024 - Dec 2024

Frame Me

Income Statement
Accrual

By intervals	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Dec 2024
Revenue												
Subscription Revenue												
40000 Subscription Revenue	0.00	0.00	0.00	0.00	0.00	0.25	0.10	-0.40	0.20	2,000.20	2,000.00	2,000.00
Total Subscription Revenue	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.25**	**0.10**	**-0.40**	**0.20**	**2,000.20**	**2,000.00**	**2,000.00**
GMV												
42000 GMV	0.00	0.00	0.00	0.00	0.00	1,667.00	3,792.00	1,096.00	10,657.00	1,485.00	500.00	2,000.00
42700 Transaction Revenue	0.00	0.00	88.23	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,400.00	0.00
Total GMV	**0.00**	**0.00**	**88.23**	**0.00**	**0.00**	**1,667.00**	**3,792.00**	**1,096.00**	**10,657.00**	**1,485.00**	**1,900.00**	**2,000.00**
Usage Revenue												
43500 Usage Revenue: Refunds	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.01	0.00	0.00	0.00
Total Usage Revenue	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.01**	**0.00**	**0.00**	**0.00**
Total Revenue	**0.00**	**0.00**	**88.23**	**0.00**	**0.00**	**1,667.25**	**3,792.10**	**1,095.60**	**10,657.21**	**3,485.20**	**3,900.00**	**4,000.00**
Cost of Revenue												
51000 Hosting Fees	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	18.16	0.00	0.00	230.94
53000 Processor Fees	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	193.40	14.80	8.00
Total Cost of Revenue	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**18.16**	**193.40**	**14.80**	**238.94**
Gross Profit	**0.00**	**0.00**	**88.23**	**0.00**	**0.00**	**1,667.25**	**3,792.10**	**1,095.60**	**10,639.05**	**3,291.80**	**3,885.20**	**3,761.06**
Operating Expenses												
Travel												
62200 Airfare	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	92.95	0.00
62300 Ground Transportation	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	140.79	0.00
62400 Meals (Travel)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	45.19	0.00
Total Travel	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**278.93**	**0.00**
Professional Services												
64100 Independent Contractors	0.00	0.00	0.00	0.00	0.00	1,200.00	1,400.00	2,400.00	4,551.00	13,744.97	16,484.73	32,776.88
64300 Legal	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	376.00	0.00	649.00
64400 Tax and Accounting	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	250.00
Total Professional Services	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**1,200.00**	**1,400.00**	**2,400.00**	**4,551.00**	**14,120.97**	**16,484.73**	**33,675.88**

Technology & Software

66200 Software - Operating Expense	0.00	0.00	0.00	0.00	0.00	169.99	195.32	354.53	405.30	538.66	673.60	1,026.91
Total Technology & Software	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**169.99**	**195.32**	**354.53**	**405.30**	**538.66**	**673.60**	**1,026.91**

General Operations

68000 General Operations	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	5,570.00
68100 Insurance	0.00	0.00	0.00	0.00	0.00	0.00	45.50	45.50	40.50	45.50	45.50	45.50
68200 Dues, Licenses, and Registration	0.00	0.00	0.00	0.00	0.00	0.00	15.00	0.00	100.00	1,850.00	0.00	100.00
68300 Supplies	0.00	0.00	0.00	0.00	0.00	0.00	123.06	0.00	0.00	0.00	0.00	0.00
68400 Shipping	0.00	0.00	0.00	0.00	0.00	19.99	19.99	24.99	24.99	47.26	24.99	26.99
68600 Bank Fees	0.00	0.00	0.00	0.00	0.00	-0.16	0.00	-0.45	2.50	15.00	15.00	14.99
Total General Operations	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**19.83**	**203.55**	**70.04**	**167.99**	**1,957.76**	**85.49**	**5,757.48**

79000 Miscellaneous Expense	0.00	0.00	0.00	0.00	0.00	175.00	0.00	0.00	0.00	0.00	0.00	49.95
Total Operating Expenses	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**1,564.82**	**1,798.87**	**2,824.57**	**5,124.29**	**16,617.39**	**17,522.75**	**40,510.22**
Operating Income	**0.00**	**0.00**	**88.23**	**0.00**	**0.00**	**102.43**	**1,993.23**	**-1,728.97**	**5,514.76**	**-13,325.59**	**-13,637.55**	**-36,749.16**

Other Income & Expenses

Non-Operating Income & Expenses
Non-Operating Revenue

80000 Non-Operating Income	0.00	0.00	0.00	0.00	0.00	0.00	400.00	0.00	0.00	0.00	0.00	0.00
88000 Interest & Dividend Income	0.00	0.00	0.00	0.15	0.24	0.03	1.09	3.07	1.50	15.33	12.95	117.20
Total Non-Operating Revenue	**0.00**	**0.00**	**0.00**	**0.15**	**0.24**	**0.03**	**401.09**	**3.07**	**1.50**	**15.33**	**12.95**	**117.20**
Non-Operating Expenses												
80100 Non-Operating Expenses	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	359.90	0.00	0.00	0.00
Total Non-Operating Expenses	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**359.90**	**0.00**	**0.00**	**0.00**
Total Non-Operating Income & Expenses	**0.00**	**0.00**	**0.00**	**0.15**	**0.24**	**0.03**	**401.09**	**3.07**	**-358.40**	**15.33**	**12.95**	**117.20**
Total Other Income & Expenses	**0.00**	**0.00**	**0.00**	**0.15**	**0.24**	**0.03**	**401.09**	**3.07**	**-358.40**	**15.33**	**12.95**	**117.20**
Net Income	**0.00**	**0.00**	**88.23**	**0.15**	**0.24**	**102.46**	**2,394.32**	**-1,725.90**	**5,156.36**	**-13,310.26**	**-13,624.60**	**-36,631.96**

Prepared by: Frame Me

Prepared on: 04/30/2026

Cash Activity Report (Detailed) - By month Jan 2024 - Dec 2024

Frame Me

Cash Activity Report
Cash

By intervals	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Dec 2024
Cash In												
Cash In from Operations												
Subscription Revenue												
Subscription Revenue	0.00	0.00	0.00	0.00	0.00	27.00	0.00	0.00	0.00	2,000.00	2,000.00	2,000.00
Total Subscription Revenue	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**27.00**	**0.00**	**0.00**	**0.00**	**2,000.00**	**2,000.00**	**2,000.00**
GMV												
GMV	0.00	0.00	0.00	0.00	0.00	1,652.50	3,800.00	1,100.00	10,700.00	1,500.00	500.00	2,000.00
Transaction Revenue	0.00	0.00	88.23	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,400.00	0.00
Total GMV	**0.00**	**0.00**	**88.23**	**0.00**	**0.00**	**1,652.50**	**3,800.00**	**1,100.00**	**10,700.00**	**1,500.00**	**1,900.00**	**2,000.00**
Usage Revenue												
Usage Revenue: Refunds	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.01	0.00	0.00	0.00
Total Usage Revenue	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.01**	**0.00**	**0.00**	**0.00**
Total Cash In from Operations	**0.00**	**0.00**	**88.23**	**0.00**	**0.00**	**1,679.50**	**3,800.00**	**1,100.00**	**10,700.01**	**3,500.00**	**3,900.00**	**4,000.00**
Other Cash In												
Non-Operating Income	0.00	0.00	0.00	0.00	0.00	0.00	400.00	0.00	0.00	0.00	0.00	0.00
Interest & Dividend Income	0.00	0.00	0.00	0.15	0.24	0.03	1.09	3.07	1.50	15.33	12.95	117.20
Total Other Cash In	**0.00**	**0.00**	**0.00**	**0.15**	**0.24**	**0.03**	**401.09**	**3.07**	**1.50**	**15.33**	**12.95**	**117.20**
Total Cash In	**0.00**	**0.00**	**88.23**	**0.15**	**0.24**	**1,679.53**	**4,201.09**	**1,103.07**	**10,701.51**	**3,515.33**	**3,912.95**	**4,117.20**
Cash Out												
Cash Out from Operations												
Hosting Fees	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	18.16	0.00	0.00	230.94
Processor Fees	0.00	0.00	0.00	5.50	0.00	8.25	6.40	16.40	30.80	208.20	14.80	8.00
Travel												
Airfare	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	92.95	0.00
Ground Transportation	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	140.79	0.00
Meals (Travel)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	45.19	0.00
Total Travel	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**278.93**	**0.00**
Professional Services												
Independent Contractors	0.00	0.00	0.00	0.00	0.00	1,200.00	1,400.00	2,400.00	4,551.00	13,744.97	16,484.73	32,776.88
Legal	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	376.00	0.00	649.00
Tax and Accounting	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	250.00
Total Professional Services	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**1,200.00**	**1,400.00**	**2,400.00**	**4,551.00**	**14,120.97**	**16,484.73**	**33,675.88**
Technology & Software												
Software - Operating Expense	0.00	0.00	0.00	0.00	0.00	169.99	195.32	354.53	405.30	538.66	673.60	1,026.91

Total Technology & Software	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**169.99**	**195.32**	**354.53**	**405.30**	**538.66**	**673.60**	**1,026.91**
General Operations												
Insurance	0.00	0.00	0.00	0.00	0.00	0.00	45.50	45.50	40.50	45.50	45.50	45.50
Dues, Licenses, and Registration	0.00	0.00	0.00	0.00	0.00	0.00	15.00	0.00	100.00	1,850.00	0.00	100.00
Supplies	0.00	0.00	0.00	0.00	0.00	0.00	123.06	0.00	0.00	0.00	0.00	0.00
Shipping	0.00	0.00	0.00	0.00	0.00	19.99	19.99	24.99	24.99	47.26	24.99	26.99
Bank Fees	0.00	0.00	0.00	0.00	0.00	-0.16	0.00	-0.45	2.50	15.00	15.00	14.99
Total General Operations	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**19.83**	**203.55**	**70.04**	**167.99**	**1,957.76**	**85.49**	**187.48**
Miscellaneous Expense	0.00	0.00	0.00	0.00	0.00	150.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Cash Out from Operations	**0.00**	**0.00**	**0.00**	**5.50**	**0.00**	**1,548.07**	**1,805.27**	**2,840.97**	**5,173.25**	**16,825.59**	**17,537.55**	**35,129.21**
Other Cash Out												
Non-Operating Expenses	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	359.90	0.00	0.00	0.00
Total Other Cash Out	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**359.90**	**0.00**	**0.00**	**0.00**
Total Cash Out	**0.00**	**0.00**	**0.00**	**5.50**	**0.00**	**1,548.07**	**1,805.27**	**2,840.97**	**5,533.15**	**16,825.59**	**17,537.55**	**35,129.21**
(Net Burn) / Cash Generated	**0.00**	**0.00**	**88.23**	**-5.35**	**0.24**	**131.46**	**2,395.82**	**-1,737.90**	**5,168.36**	**-13,310.26**	**-13,624.60**	**-31,012.01**
Available Cash Balance												
Cash and Cash Equivalents												
Cash												
Bank Account - Meow -- Account 7500	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	20,000.00	40,033.56
Bank Account - Meow -- Primary Account	0.00	0.00	88.23	8.38	8.62	110.92	305.24	578.89	5,737.75	2,528.52	8,530.92	15,493.67
Bank Account - Chase -- BUS COMPLETE CHK	0.00	0.00	0.00	0.00	0.00	0.00	2,200.00	200.00	197.50	96.47	81.47	10,056.48
Processor Available Cash Account	0.00	0.00	0.00	-5.50	-5.50	-1.50	0.00	-12.00	0.00	0.00	0.00	0.00
Bank Transfers in Transit: Clearing	0.00	0.00	0.00	80.00	80.00	80.00	80.00	80.45	80.45	80.45	468.45	468.45
Total Cash	**0.00**	**0.00**	**88.23**	**82.88**	**83.12**	**189.42**	**2,585.24**	**847.34**	**6,015.70**	**2,705.44**	**29,080.84**	**66,052.16**
Total Cash and Cash Equivalents	**0.00**	**0.00**	**88.23**	**82.88**	**83.12**	**189.42**	**2,585.24**	**847.34**	**6,015.70**	**2,705.44**	**29,080.84**	**66,052.16**
Credit Card Payable												
Brex -- Brex Card Account Payable	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-3,101.85
Total Credit Card Payable	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**-3,101.85**
Total Available Cash Balance	**0.00**	**0.00**	**88.23**	**82.88**	**83.12**	**189.42**	**2,585.24**	**847.34**	**6,015.70**	**2,705.44**	**29,080.84**	**62,950.31**
Equity Funding Activity	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	10,000.00	40,000.00	64,931.43

Prepared by: Frame Me
Prepared on: 04/30/2026

Frame Me, Inc.
Statement of Changes in Equity

Accounts	2024
Opening balance	0.00
Net loss	(36,631.96)
Equity issuance	120,501.43
Other adjustments	(20,919.00)
Ending balance	62,950.47

Frame Me, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024
$USD

1. ORGANIZATION AND PURPOSE

Frame Me, Inc. (the "Company") is a corporation organized on January 29, 2024 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.